TANZANIAN GOLD CORPORATION

Bay Adelaide Centre, East Tower

22 Adelaide Street West, Suite 3400

Toronto, Ontario

Canada M5H 4E3

Toll Free: 1.844.364.1830

Fax : 1.860.799.0350

www.tangoldcorp.com

July 13, 2020

Via Edgar

Mr. Karl Hiller, Branch Chief

Ms. Lily Dang

Ms. Jenifer Gallagher

Office of Energy & Transportation

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:

Tanzanian Gold Corporation

SEC File No.:

File No.: 001-32500

Form 20-F for the Fiscal Year ended August 31, 2019

Filed: December 2, 2019

Ladies and Gentlemen:

Tanzanian Gold Corporation (the “Company”) is submitting this letter in response to the Securities and Exchange Commission’s (“SEC’s”) staff comment regarding the Company’s convertible loans which may be paid back in cash, common shares or gold at the election by the lender (holder).  Upon further analysis regarding the convertible loans with a gold repayment feature, we have revisited our assessment of the accounting requirements, and determined the following:

•

The gold settlement option is an embedded derivative and as a result it must be recognized separately from its host (IFRS 9.4.3.3);

•

The economic characteristics and risks of the embedded derivative are not closely related to the host (consistent with IFRS 9 B4.3.5(d) for commodity index);

•

If the gold settlement option was freestanding, it would meet the definition of a derivative under IFRS 9; and

•

the hybrid contract is not measured at fair value with changes through profit or loss.

In accordance with IFRS 9.5.1.1 and IFRS 9 4.2.1(a), derivatives are initially recognized at fair value and subsequently measured at fair value with changes through profit or loss.

The Company engaged Grant Thornton to assist in determining the fair value of the gold derivatives at August 31, 2019 and 2018 (“Valuation Dates”).  Based on this valuation, the fair value of the gold derivatives has been determined to be CAD$1,277,001 and CAD$223,876 as of the respective Valuation Dates.  The effect of this valuation represents a 4% and 3% increase, respectively, in the Company’s net losses.

Notwithstanding the foregoing, as further discussed in the Non-Materiality section and taking into consideration that as of the date hereof all convertible loans with a gold loan repayment feature have been converted in Common Shares, we do not believe that financial statements for the years ended August 31, 2019 and 2018 should be adjusted.

Valuation

Grant Thornton was engaged to determine the fair valuation of the gold conversion options as of the Valuation Dates.  These loans were offered at an interest rate of 8% per annum and have an embedded gold conversion option which allows the lenders (holders) to settle the interest or principal into fixed ounces of gold at the price of gold on the settlement date.

Grant Thornton determined the fair value of the gold conversion option embedded in the loans using a Monte Carlo Simulation methodology.  Under this methodology, the gold prices are simulated from the valuation date to the maturity date and for scenarios where the gold derivative was ‘in-the-money’ (that is, where the gold price was higher than it was on origination), the average payout to the holder was determined. The simulation was based on a drift factor that was consistent with the gold futures price corresponding to the loan term and market-observable gold spot prices and volatility.

Further, the fair value of the loans as of the Valuation Dates were based on the inputs and assumptions as described below.

Risk-free rate:

yields on the U.S. Treasury constant maturities provided by Federal Reserve Statistical Release and, where required, interpolated the risk-free rate(s) to estimate a yield commensurate with the term of the loans.

Gold volatility:

the volatility of the gold prices using implied volatilities as of the Valuation Dates from Bloomberg.

Conversion price for the gold conversion option: As per the terms of the loan agreements, the lenders (holders) had an option to get a physical delivery of gold of the same type and condition as those loaned. This implies that the Company would have to acquire gold at market price to settle the gold conversion option. Therefore, the implied gold conversion price was the price of gold per ounce as of the Valuation Dates. Further, it was assumed that the loans were renewed on the maturity date at the same terms as the original loans. Therefore, the amount and type of gold required to settle the loan is the same as in the original loan agreements.

Remaining term to maturity.  The remaining term to maturity was determined as per the terms of the loans.

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The fair values of the gold conversion options as determined by Grant Thornton are summarized below.

Lender	Valuation Date: August 31, 2019		Valuation Date: August 31, 2018
	USD	CAD	USD	CAD
#1	34,831	46,323	14,697	19,223
#2	34,873	46,378	14,781	19,333
#3	210,588	280,067	38,471	50,318
#4	152,511	202,829	22,595	29,553
#5	147,148	195,696	18,935	24,766
#6	30,633	40,740	The loan did not exist in 2018
#7	18,912	25,152	The loan did not exist in 2018
#8	80,577	107,161	16,647	21,773
#9	131,050	174,287	20,679	27,047
#10	60,417	80,350	22,301	29,169
#11	58,663	78,017	2,060	2,694
Total	960,201	1,277,001	171,165	223,876

The result of the valuation determined that using a Monte Carlo Simulation to fair value the embedded derivatives resulted in a fair value for the gold conversion options of CAD$1,277,001 at August 31, 2019 and CAD$223,876 at August 31, 2018.  The valuation modeled the stochastic process using Geometric Brownian motion which is a continuous time stochastic process in which the logarithm of the randomly varying quantity follows a Brownian motion (also called a Wiener process).

The resulting impact of the adjustment is to increase non-cash derivative liability to CAD$1,277,001 at August 31, 2019, with the movement in the fair value being recognized as a loss in the statement of comprehensive loss in the amount of CAD$1,053,125  This represents a 4% increase in net loss and a 3% increase as a factor of total assets/liabilities and equity for the year ended August 31, 2019.  For the fiscal year ended August 31, 2018, the resulting impact of the adjustment is to increase non-cash derivative liability for the valuation of the embedded derivative in the amount of CAD$223,876 with a corresponding adjustment to either retained earnings or the statement of comprehensive loss of CAD$223,876.  Assuming the full amount should be recognized in the statement of loss, this represents a 3% increase in net loss and a less than 1% increase as a factor of total assets/liabilities and equity.

Non-Materiality

While the Company recognizes that the differences in the value of the embedded derivative amounts may appear, on their face, to be quantitatively significant, the Company does not believe that these differences would be considered material to its shareholders or lenders. The Company does not believe its shareholders and lenders rely on non-cash complex financial instrument pricing of embedded derivatives and/or the resulting non-cash profit and loss impact of revaluations of embedded derivatives. The Company believes the differences would not be material for the qualitative factors described below.

1.

The model applied - Geometric Brownian Motion/Monte Carlo simulation methodology - has inherent limitations, primarily that it assumes stock prices follow a lognormal pattern, e.g., a random walk/geometric Brownian motion pattern, which ignores large price swings that are observed more frequently in the real world.

2.

The Company believes the adjustment does not mask a change in earnings or other trends or change a loss into income or vice-versa.

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The valuation of the embedded derivative results in an increase in loss in the statement of comprehensive loss of CAD$1,277,001 or 4% for the year ended August 31, 2019 and a loss of CAD$223,876 or 3% for the year ended August 31, 2018.

This is a non-cash item that results in an-add back for tax purposes and results in no change in tax losses.  Further, the Company is pre-revenue and as such, there are no expectations by users of the financial statements of other than losses in the statement of loss and comprehensive loss which does not change from the adjustment.

The Company believes that the additional loss taken together with the total mix of information available from the perspective of a reasonable investor in possession of all available information would not result in any differences as it is common practice to back out non-cash valuations that are highly susceptible to measurement limitations in assessing results and analytics of a company.  Therefore, the Company believes this adjustment would not influence any user of the financial statements as the adjustment would subsequently be excluded from any relevant analysis used in the decision-making process.

3.

As of August 31, 2019, the Company is a pre-revenue exploration Company.  The Company believes that investors and potential investor will value the Company based on other factors including:

•

Proximity to other producing mines/mineralization zones;

•

Geology of the project and related estimates, 43-101 reports;

•

Gold in the ground delineated via drilling;

•

Political stability in the region;

•

Track record of management and directors; and

•

Cash position and related cash liabilities.

As the embedded derivative represents a non-cash liability and the related net loss would not be taken into consideration by an analyst since mining companies in the pre-revenue stage only incur losses as they do not generate revenues, these metrics are of little importance and the Company believes they would not affect an investor’s expectation.

4.

We would like to point out that as of May 31, 2020, USD$3,758,813 in convertible loans with a gold repayment feature were outstanding.  As of the date of this letter, all holders of convertible loans with a gold repayment feature converted their outstanding balance into Common Shares, leaving a zero balance for these types of convertible loans.  As a result, the Company will no longer have convertible loans with a gold repayment feature, making this exercise moot in the future and should be considered in determining materiality.  The value of the gold derivative on the balance sheet would not have influenced a holders choice in settlement as in all cases, the conversion option provided a greater return to the holders.

5.

In addition to the above factors, the Company reviewed the Staff Accounting Bulletin No. 99 as to materiality.  Among the factors listed in SAB 99 that were reviewed, but did not apply to this situation included:

•

the adjustments do not mask a change in earnings or other trends as the Company is in the pre-revenue phase;

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•

the adjustments do not hide a failure to meet analysts consensus expectations as the Company is not followed by analysts;

•

the adjustments do not concern a segment of the Company’s operations;

•

the adjustments do not concern any of the Company’s regulatory requirements, loan covenants and other contractual requirements;

•

the adjustments do not affect management’s compensation; and

•

the adjustments do not involve concealment of an unlawful transaction.

6.

Finally, the Company believes that its financial statement disclosures provide all relevant details of the convertible gold loans, including share conversion prices and the option to convert to gold.  Furthermore, all gold loans entered into were provided as exhibits to Form 20-F.  As such, any user of the Company’s financial statements is able to perform its own value analysis and quantitative and qualitative analysis on whether or not it believes the gold loans have a value and will be converted and related impact to the Company.  As the valuation is highly complex and contains a high degree of subjectivity, the Company believes the ultimate value of the embedded derivative will vary based on the user and their analysis of all of the details of the loans they are provided with in their entirety.

Please contact the undersigned at 647-308-5034 or marcoguidi@hotmail.com if additional information is required.

Yours respectfully,

Tanzanian Gold Corporation

/s/ Marco Guidi_________________

Marco Guidi, Chief Financial Officer

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